February 24, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Effie Simpson

Re:	Carnival Corporation and Carnival plc
Form 10-K for Fiscal Year Ended November 30, 2014
Filed January 29, 2015
File Nos. 1-09610 and 1-15136

Dear Ms. Simpson:

In connection with the staff’s letter dated February 18, 2015, this will confirm my understanding with you that we have agreed that Carnival Corporation and Carnival plc will respond on or before March 18, 2015.

If you have any questions regarding the above, please contact me at (305) 406-5755.

Sincerely,

Larry Freedman

Chief Accounting Officer and Vice President – Controller

cc: David Bernstein – Senior Vice President and Chief Financial Officer

cc: Robert Stafford – Director

Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2428Tel: (305) 599-2600 Fax: (305) 406-4811

Registered in England Company No. 4039524

Carnival House, 100 Harbour Parade, Southampton SO15 1ST Tel: +44 023 8065 5000 Fax: +44 023 8065 7513